Exhibit 99

Cellectis Granted Patent for CRISPR Use in T-Cells

NEW YORK--(BUSINESS WIRE)--July 24, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced the grant by the European Patent Office of patent No. EP3004337 for the invention of using RNA-guided endonucleases, such as Cas9 or Cpf1 for the genetic engineering of T-cells. The patent will be issued on August 2, 2017.

This therapeutic-focused patent follows previous intellectual property that Cellectis has obtained over the two last decades for major gene editing technologies including meganucleases, TALEN®, MegaTAL and CRISPR.

“Cellectis is a pioneering gene editing company that has always been at the forefront of all gene editing technologies,” said Dr. André Choulika, Cellectis Chairman & CEO. “We have been the first to explore the potential of CRISPR in its early days in various applications, including therapeutics and food, and these early findings ultimately led to the grant of this new patent. While Cellectis has selected TALEN® as the most robust and adaptable technology for human therapeutic use and for the Company’s product pipeline, our team does sometimes use CRISPR-based nucleases for T-cell research, as it is a less-expensive option and convenient for gene discovery purposes. As such, this patent only further reinforces Cellectis’ leadership position in the gene editing industry, with more patents coming down the pike for the Company in the near future.”

Convinced of its strong value for future development of engineered CAR T-cells, Cellectis will make this patent available for licensing to companies that are willing to use this technology in T-cells.

The inventors of this patent are Dr. André Choulika, Chairman & CEO of Cellectis and one of the pioneers in the development of nuclease-based genome editing technologies; Dr. Philippe Duchateau, Cellectis Chief Scientific Officer and seasoned gene editing expert and Dr. Laurent Poirot, Cellectis Head of Early Discovery and expert of gene functions in immune cells.

Claim 1 of the EP3004337 patent

1) A method of preparing T-cells for immunotherapy comprising the steps of:

(a) Genetically modifying T-cells by introduction into the cells and/or expression in the cells of at least:
- a RNA-guided endonuclease; and
- a specific guide RNA that directs said endonuclease to at least one targeted locus in the T-cell genome, wherein said RNA-guided endonuclease is expressed from transfected mRNA, and said guide RNA is expressed in the cells as a transcript from a DNA vector;

(b) expanding the resulting cells in vitro.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells. Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com